EXHIBIT 99.1

For Immediate Release: NR 14-03

Exeter Completes Positive Preliminary Economic Assessment at Caspiche

Vancouver, B.C., May 6, 2014 Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to announce the completion of a new Preliminary Economic Assessment (“PEA”) for its Caspiche gold-copper deposit in northern Chile (the “Caspiche Project” or “Caspiche”). The new PEA reviews a low capex, standalone open pit oxide gold operation, and other staged mine plans that include expanded open pit mining and underground mining of the central higher grade gold copper zone at Caspiche.

Santiago based engineering consultancies, NCL Ingeniería y Construcción SpA (“NCL”) and Alquimia Conceptos S.A. (“Alquimia”) conducted the new PEA studies to investigate lower capital cost, scalable and flexible mining alternatives at Caspiche.

Summary of PEA options for Caspiche development:

Item	Unit	Oxide 30,000 tpd standalone mine	Combined Oxide 60,000 tpd-Sulphide (open pit) 27,000 tpd	Combined Oxide 60,000 tpd-Sulphide (underground) 27,000 tpd
Mine life	years	10	18	42
Annual Average AuEq* Prod.	oz	122,000	289,000	344,000
LOM Production AuEq*	M oz	1.27	4.9	14.2
Pre-tax
NPV @ 5%	US$ M	355	967	1,636
IRR	%	34.7%	27.2%	20.0%
Payback Period	years	3.4	6.1	7.7
After-tax - 20% Tax rate
NPV @ 5%	US$ M	279	737	1,271
IRR	%	30.2%	22.7%	17.6%
Payback Period	years	3.5	6.6	8.0
Capex Summary
Initial Capex	US$ M	251	371	387
LOM Sustaining Capex	US$ M	93	926	1,580
Total Capex	US$ M	343	1,297	1,967
Capital Utilization per AuEq* oz	US$	270	264	139
Opex Summary
Unit Total Opex Processed	US$ / t	6.5	9.4	20.1
Cash Cost
Cash Cost – AuEq*	US$ / oz	546	486	649
Total Cash Cost - AuEq*	US$ / oz	589	551	709
All in Sustaining Cash cost AuEq*	US$ / oz	676	752	828
C1 Cash Cost - CuEq**	US$ / lb	NA	1.31	1.77
-metal price assumptions US$1,300/oz Au, US$3.00/lb Cu, US$20/oz Ag, some rows and columns may not sum due to rounding.
-See Non-GAAP Measures and Notes for definitions

Exeter’s President/CEO Wendell Zerb states “These new studies confirm the development optionality at Caspiche and the economic strength of the numerous lower capex mining options available. Our standalone surface oxide gold zone with very little waste rock (“a low strip ratio”) and relatively rapid gold recovery characteristics (“fast leach kinetics”) is a logical first step in each development option.

Other PEA options validate the expansion potential at Caspiche, including a mining option that produces life of mine annual gold equivalent production of 344,000 ounces over a 42 year mine life. Operating cash flow and staged capital expenditures significantly reduce the capital and financing risks associated with the new PEA options for Caspiche. Finally, all PEA options require, what we believe are, attainable, substantially reduced power and water quantities from those outlined in previous studies.”

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized.  The PEA and the April 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Caspiche PEA

The Caspiche Project is located in the Atacama Region of Chile. The property is located 120 km ESE of Copiapó and is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the Maricunga Gold Mine (formerly Refugio), 15 km to the north. Access to the project is by 183 km of paved and treated gravel road from Copiapó.  A power line servicing the Maricunga Mine (Kinross) passes within 12 km of Caspiche.

The PEA evaluated a new lower capex approach to that considered in the January 2012 pre-feasibility study on Caspiche (refer to the Company’s press release dated January 17, 2012) (the “January 2012 PFS”) for the potential development of the Caspiche gold-copper deposit and assessed options for open pit mining the near surface gold oxide zone, expanded open pit mining into the gold copper zone, and underground mining of the central, higher grade portion of the gold copper sulphide deposit. The PEA studies reviewed numerous mine plan options using measured and indicated mineral resources only. Based on the PEA studies, Exeter believes the Caspiche deposit could be developed using standalone or staged mine plans depending on Company objectives and assumed economic parameters. Three preferred options, based on variable development assumptions, are outlined below:

Option 1:
a standalone, 30,000 tonnes per day (“tpd”) heap leach oxide gold project, producing a  projected average of 122,000 gold equivalent* ounces (“oz”) annually over a planned 10 year mine life, including 148,000 oz annually in the first five years.

Option 2:
a 60,000 tpd open pit, heap leach oxide gold operation followed by expanded open pit mining (27,000 tpd) of the gold copper sulphide zone. Planned mine life is 18 years with projected average annual production of approximately 289,000 oz gold equivalent* per year.

Option 3:
a 60,000 tpd open pit, heap leach oxide gold operation transitioning to underground sub level open stope mining (27,000 tpd) of the higher grade gold copper sulphide zone. This option is projected to produce an average of 250,000 oz of gold in years 1-3 and 425,000 oz gold equivalent* per year in years 4-13. Over a planned 42 year mine life projected production is 344,000 oz gold equivalent* per year.

Option 1 - 30,000 tpd Standalone Heap Leach

Option 1 is a standalone, 30,000 tpd heap leach oxide gold project, producing an estimated average of 122,000 gold equivalent* oz annually over a projected 10 year mine life, including 148,000 oz in the first five years. This open pit mine plan benefits from lower up front capital requirements and sequenced higher start up grades in the initial part of the mine life. In addition, a very low life-of-mine strip ratio (0.27:1) and favorable leach kinetics are positive contributors to the project economics.

Highlights of Option 1
•	Project strengths: low strip ratio (0.27:1), favourable leach kinetics, higher start up grades.
•	Projected average annual production in the first five years is 148,000 oz gold equivalent* and over the life of mine (“LOM”) is 122,000 oz gold equivalent*.
•	Mine life is 10 years producing 1.27 million oz gold equivalent*.
•	Projected average total cash operating costs are US$589/oz gold equivalent*.
•
At US$1,300/oz gold pre-tax net present value (“NPV”), is US$355 million, generating an internal rate of return (“IRR”) of 34.7%, and a payback period of 3.4 years from initial construction. (After-tax NPV5% US$279 million, IRR 30.2%).

•	Estimated initial capital costs are US$210 million plus an additional US$41 million in contingencies.
•	LOM operating costs are US$6.50 per tonne of material processed.
•	Average gold and silver recoveries are 80% and 40%, respectively.
•	Peak water requirement of 44 litres per second (“lps”).

To view details relating to Option 1 click here.

Option 2 - 60,000 tpd Open Pit Gold Heap Leach/27,000 tpd Open Pit Gold Copper Operation

Option 2 is an accelerated open pit heap leach operation at 60,000 tpd producing approximately 240,000 ounces gold per year over a 6 year mine life. Gold copper sulphide mineralization is mined from an extension of the same open pit with the concentrator operations beginning in year 6.  Sulphide mineral will be mined from the open pit for an additional 12 years at a rate of 27,000 tpd. Mineralized gold copper, silver material will be treated in a conventional copper flotation concentrator with a cyanide leach-SART-carbon column plant to recover additional gold and copper from one of the flotation circuit tailings streams.

Highlights of Option 2
•	Projected average annual production is approximately 289,000 oz gold equivalent* per year or 125 million pounds copper equivalent** per year.
•	Mine life is 18 years.
•	Projected average total cash operating costs are US$551/oz gold equivalent*, C1 cash cost are US$1.33/lb copper equivalent**.
•	At US$1,300/oz gold, the pre-tax NPV 5% is US$967 million, generating IRR of 27.2%, and a payback period of 6.1 years from initial construction (After tax NPV 5% US$737 million, IRR 22.7%).
•	Estimated initial capital costs are US$371 million including contingencies. Additional staged capital including sustaining costs and closure costs of US$926 million.
•	Benefit of operating cash flow to reduce overall capital and financing risk of operation.
•	Maximum processing throughput is 60,000 tpd of mineralized material through the oxide heap leach plant and 27,000 tpd through the sulphide plant.
•	6 year open pit, heap leach operation, transition to open pit sulphide material in year 6 at 27,000 tpd.
•	Peak water requirement of 185 lps.

To view details relating to Option 2 click here.

Option 3 - 60,000 tpd Open Pit Gold Heap Leach/27,000 tpd Underground Gold Copper Operation

Option 3 includes an accelerated open pit heap leach operation (60,000 tpd) producing approximately 250,000 ounces gold per year over a 5 year mine life. Large sub level open stope underground mining starting in year 3 targets the Caspiche gold copper sulphide higher grade core. Initially a single ramp is advanced into the top of the higher grade core.  By year 7, underground mining operations ramp up to full capacity (27,000 tpd) with the development of a second ramp. That ramp provides for an underground crusher and conveyor system.  Thereafter the sulphide mineralized material is crushed underground and transported to the concentrator by conveyor.  Mineralized material will be treated in a conventional copper flotation concentrator with a cyanide leach-SART-carbon column plant to recover additional gold and copper from one of the flotation circuit tailings streams.

This option has numerous advantages including relatively low power requirements, low water requirements, a small surface footprint which is driven by reduced tailings, due to backfill options, reduced dust exposure with its small open pit and underground operation. A smaller concentrator and stacked dry tailings all lead to lower environmental impact, which includes substantially reduced water requirements.

Highlights of Option 3
•	Projected average annual production is approximately 344,000 oz gold equivalent* per year or 147 million pounds copper equivalent** per year.
•	Mine life is 42 years.
•	Projected average total cash operating costs are US$709/oz gold equivalent*, C1 cash cost are US$1.77/lb per CuEq*.
•	At US$1,300/oz gold, the pre-tax NPV 5% is US$1.64 billion, generating an IRR of 20% and a payback period of 7.7 years from initial construction (After tax NPV5% US$1.27 billion, IRR 17.6%).
•
Estimated initial capital costs are US$387 million including contingencies. Additional staged capital (supplemented by operating profit) including sustaining costs and closure costs is US$1.58 billion.

•	Benefit of operating cash flow to reduce overall capital and financing risk of operation.
•	Maximum processing throughput is 60,000 tpd of mineralized material through the oxide heap leach plant and 27,000 tpd through the sulphide plant.
•
5 year open pit, heap leach operation, transition to underground mining in year 3. Year 6-7 ramp up from 15,000 tpd to 27,000 tpd. Underground 40 year mine life producing 250,000 ounces gold per year in years 1-3.  Years 4-16: 422,000 ounces gold equivalent* per year.

•	Estimated head grades for first 10 years of underground gold copper sulphide production –1.07 g/t Au, 0.42% Cu.
•	Peak water requirement of 151 lps.

To view details relating to Option 3 click here.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized.  The PEA and the April 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Next Steps

Based on the findings of the PEA, the Caspiche Project, with a near surface oxide only gold zone, a central higher grade gold-copper core, and a surrounding larger gold-copper mineralized zone, presents a range of mine development options. Given the current industry dynamics, Exeter believes a staged development approach is appropriate. The compelling preliminary economics and modest capital requirements, demonstrate that advancing the standalone surface oxide gold zone (Option 1) through to a production decision, is the logical path forward for Exeter. To develop Caspiche on any of the larger, more advanced mine plans is an option that improves with the operating cash flows generated by initial mining of the oxide gold zone.

Critical for any mine development in the Caspiche region is securing adequate water resources. Exeter continues a program to establish an independently owned water supply to minimise the cost of water procurement to the project.  Exeter is optimistic that its current water program could provide quantities of water to meet all of the mining options outlined in the PEA. By establishing secured water resources, Exeter expects feasibility and environmental impact studies for the Caspiche near surface oxide gold zone can be finalized.

Co-Chairman of Exeter, Yale Simpson states, “Development options at Caspiche, whether modest or large scale, deliver strong economic returns at current metal prices.  Our ability in today’s market to focus on advancing the 1.5 million ounce gold oxide open pit is sensible and achievable. Importantly for shareholders, with future elevated gold and copper markets, we believe the value of the very large Caspiche gold-copper inventory will be a strong value driver for Exeter. Caspiche is unique, representing one of only a few scalable development projects that is not yet controlled by a major company.”

Reduced Water Requirements and Water Strategy

The previous January 2012 PFS for the large scale open pit mining operation indicated water requirements of approximately 1,000 lps. Current expectations, based on the PEA, is that the 30,000 tpd standalone oxide operation requires peak water requirements of 44 lps; Option 2, 60,000 tpd open pit and 27,000 tpd gold copper sulphide pit expansion requires peak water of 185 lps; and Option 3, 60,000 tpd open pit and 27,000 tpd underground gold copper operation requires peak water consumption of 151 lps. Under all of these new, potentially viable mine plans, water requirements are significantly reduced. Exeter’s current water exploration activities are targeting to secure sufficient water to meet the requirements outlined within the PEA studies.

Water drilling is currently underway at the Company’s Laguna Verde water exploration tenement (option to earn 90% interest). Terraqua, a specialist Chilean water drilling contractor, is contracted to complete a US$1.5 million exploration drilling program, consisting of up to 3, 12 inch diameter production holes. Based on historical water exploration and new geophysical studies at Laguna Verde, we are optimistic this current drilling campaign will identify new water resources that could, in due course, lead to securing all of the water requirements at Caspiche. Exeter anticipates providing an update on water exploration activities in Q2/14.

Mineral Resources

Mineral resource estimates outlined below for the Caspiche Project with an effective date of April 11, 2012 (the “April 2012 Mineral Resource”) were prepared by Mr. Ted Coupland, MAusIMM(CP), at the time, Director and Principal Geostatistician of Cube Consulting Pty Ltd (“Cube”). The April 2012 Mineral Resource,  which was classified in accordance with the CIM guidelines (CIM 2011), includes 12 additional drill holes (4,797 metres) carried out between October 2011 to March 2012, out of a total of 166 holes (79,960 metres) drilled at Caspiche. Mr. Patrick Adams MAusIMM(CP), Director and Principal Geologist of Cube has reviewed and validated the April 2012 Mineral Resource noted below.

A previous mineral resource estimate for Caspiche was prepared by AMEC in 2012 (Marinho, 2011), see January 2012 PFS filed on SEDAR on January 16, 2012 (the “January 2012 Mineral Reserve Estimate”).

The April 2012 Mineral Resource reported from within the 'reasonable prospects' resource shell are summarised in tables below.  Oxide material was reported above 0.18 g/t AuEq1 cut-off and sulphide material was reported above 0.30 g/t AuEq1 cut-off.  Note that the PEA does not include inferred mineral resources.

Material	Class	Tonnes (Mt)	Au g/t	Cu %	Ag g/t	AuEq1 g/t	Au Eq3 (MOz)
Oxide	Measured	65.9	0.46	0.01	1.55	0.46	1.0
Oxide	Indicated	55.6	0.39	0.01	1.63	0.40	0.7
Total Oxide	Meas + Ind	121.5	0.43	0.01	1.58	0.43	1.7
Sulphide	Measured	554.2	0.58	0.23	1.16	1.02	18.3
Sulphide	Indicated	727.9	0.48	0.18	1.17	0.84	19.6
Total Sulphide	Meas + Ind	1,282.1	0.52	0.20	1.17	0.92	37.9
Total Meas+Ind		1,403.6	0.51	0.19	1.20	0.88	39.6

Material	Class	Tonnes (Mt)	Au g/t	Cu %	Ag g/t	AuEq1 g/t	Au Eq3 (MOz)
Oxide	Inferred	2.5	0.23	0.01	1.18	0.23	0.0
Sulphide	Inferred	195.6	0.29	0.12	0.91	0.52	3.3
Total Oxide	Inferred	198.1	0.29	0.12	0.91	0.52	3.3
3. AuEq = resource tonnes * AuEq1

1. The following formula was used in calculating AuEq values in each block of the model:

where Au and Cu are the block kriged Au and Cu grades, PAu and PCu are the Au and Cu prices (US$1,150/oz and US$2.50/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, 65% and 85%, respectively for sulphide material and 78% for Au and 11% for Cu in the oxide zone.

A sub set of the April 2012 Mineral Resource, reflected in the table below, using a cut off of 0.75 g/t AuEq2, was selected as appropriate for the reporting of mineral resources intended for underground exploitation based on preliminary economic cut off studies commissioned by Exeter during October 2013.

Material	Class	Tonnes (Mt)	Au g/t	Cu %	Ag g/t	AuEq2 g/t
Sulphide	Measured	378.6	0.71	0.30	1.30	1.28
Sulphide	Indicated	431.6	0.64	0.27	1.40	1.16
Total Sulphide	Meas + Ind	810.2	0.67	0.29	1.35	1.22

2. The following formula was used to calculate AuEq values in each estimated block of the model:

where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (US$1,250/oz, US$15/oz and US$2.75/lb, respectively). RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S % thresholds. The following table shows the recovery factors for gold, silver and copper within the Oxidized, and Sulphide domains and the DP and Non-DP stratigraphic units by sulphur threshold.

Caspiche Recovery Factors (NCL Nov 2013)

Oxides/Sulphides	Stratigraphic Unit (Domain)	S% Threshold	RAu	RCu	RAg
Oxide	OB (100)	No threshold	0.75	0.00	0.34
Oxide	All Others	No threshold	0.78	0.00	0.34
Sulphide	DP (400)	Less than or equal to 2.0	0.75	0.92	0.40
Sulphide	DP (400)	Greater than 2.0 & less than or equal to 2.5	0.725	0.90	0.40
Sulphide	DP (400)	Greater than 2.5	0.68	0.86	0.40
Sulphide	Non-DP	Less than or equal to 2.5	0.70	0.88	0.40
Sulphide	Non-DP	Greater than 2.5	0.68	0.86	0.40
DP=Diorite porphyry, principal host rock to higher grade mineralization at Caspiche

In the April 2012 Mineral Resource estimate Cube assessed reasonable prospects of economic extraction by applying preliminary economics for potential open pit and underground mining methods. These assumptions were in-line with the January 2012 Mineral Reserve Estimate.  The assessment does not represent an economic analysis of the deposit. Marginal cut-off parameters used in the April 2012 Mineral Resource estimate are as follows:

Parameters	Oxide	Sulphide
Processing (US$/t) Cost	3.4	7.80
Recovery (%)	78	72
Gold Price (US$/oz)	1,150	1,400
Copper Price (US$/lb)	NA	2.5
Refining Cost (US$/oz)	6	6
Cut-off AuEq (g/t)	0.12	1.00

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The potential development of the April 2012 Mineral Resource may be materially affected by legal, political, environmental or other risks.

Environmental, Corporate Social Responsibility

To date, Exeter has conducted various baseline environmental studies at Caspiche which cover the area considered for each of the options and which have included water and air quality monitoring, fauna and flora and archeological studies.  In order to collect required year round weather data for potential development at Caspiche, the Company has also installed a number of weather monitoring facilities. The various base line studies are ongoing.

Exeter has engaged and continues to engage the indigenous communities in discussions and explain ongoing studies and potential development activities in the project area.  The Company has secured an access agreement over certain indigenous community areas where its exploration camp was located. In future the Company expects to enter into negotiation with indigenous communities for access to certain areas which may be required for potential development and mining activity which are outside of the area covered by the easement secured from the Chilean government recently.

Caspiche January, 2012 Pre-feasibility Study

During the process of preparing the PEA, NCL and Alquimia validated the January 2012 PFS (inputs and assumptions) such that the January 2012 PFS remains current and a viable development option.

To view details relating to the January, 2012 PFS click here.

Notes

*	Gold equivalent oz (AuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au * tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz + [[Cu% * Rec Cu * tonnes]*2204] * copper price lbs/gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.

**	Copper equivalent lb (CuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). CuEq lb = Cu% * Rec Cu * tonnes]*2204 + [Au g/t * Rec Au * tonnes]/31.1* gold price/ copper price lbs + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ copper price lbs. Recoveries are adjusted based on metallurgical characteristic of the resource.

About NCL Ingeniería y Construcción (NCL)

NCL is a consulting company formed in Santiago, Chile, in 1985. Its main objective is to provide focused advice and solutions for mining companies requiring specialized services mainly in the fields of resource estimation, mine design and planning (for open pit and underground methods), mine equipment selection, optimization of mine unit operations and mining cost estimation.

NCL has successfully completed a wide range of studies and projects within its field of expertise through the different stages in mining project development and has completed conceptual studies to bankable feasibility studies for clients on a global basis. It has also a relevant experience in the area of project assessments and valuations, due diligence and technical audits. The company’s office in Santiago employs 36 full time mining engineers and a total permanent staff of 45.

About Alquimia Conceptos S.A. (Alquimia)

Alquimia was formed in 2002, in response to a growing industry demand for specialized consultancy in mining-metallurgical processes, which allow optimizing the operations of existing plants, as well as designing and evaluating the feasibility of new projects.

Since inception Alquimia has carried out over 250 projects in both consulting and engineering studies, with nearly 500,000 man-hours sold to major mining projects in Chile with clients including Anglo American, Codelco, Xstrata Copper and Minera Esperanza amongst others.

Detailed Report

The Technical Report pertaining to the PEA and April 2012 Mineral Resource will be filed on the Company’s web site (www.exeterresource.com) and on SEDAR within 45 days.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized.

Assessment Authors and Independent Qualified Persons Statement

Maria Leticia Conca Benito, Mining Engineer, Universidad de Chile, Registered Member of Chilean Mining Commission, was responsible for the compilation of information and preparation of the overall PEA.

 Significant contributions were also received from Cube and NCL.

1.
Carlos Guzmán, Mining Engineer (FAusIMM and Registered Member of the Chilean Mining Commission), Principal and Project Director of NCL Ingeniería y Construcción SpA. is a qualified person as defined in NI 43-101 and was responsible for the mining related studies;

2.
Maria Leticia Conca Benito, Mining Engineer, Universidad de Chile,  Registered Member of Chilean Mining Commission, CEO and Project Director, Alquimia Conceptos S.A.is a qualified person as defined in NI 43-101 and was responsible for the information provided for the metallurgy and process plant design;

3.
Patrick Adams (MAusIMM(CP) Director and Principal Geologist, Cube Consulting Pty Ltd, is a qualified person as defined in NI 43-101 and was responsible for resource estimation, exploration, drilling and data verification;

Maria Leticia Conca Benito, Mining Engineer, Universidad de Chile, Registered Member of Chilean Mining Commission, of Alquimia Conceptos S.A is a qualified person as defined in NI 43-101 and independent of Exeter, is responsible for preparing the information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Refugio mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years Exeter initiated the preliminary economic assessments with the aim of indicating the development optionality of this world class discovery. The securing of water required for potential project development is a priority and exploration is ongoing.

The Company currently has cash reserves of C$36 million and no debt.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Wendell Zerb
President and CEO

For further information, please contact: W. Zerb, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Non GAAP Measures

-Total cash costs include mine site operating costs (mining, processing, G&A, royalties and production taxes).

-All-in sustaining costs – is the sum of total cash costs, sustaining capital expenditures, corporate general & administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation/closure costs. There is no assumption for Corporate G&A accounted for at this time.

-C1 Cash Cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to market, less net by-product credits (sulphuric acid only). By product gold and silver are calculated on an equivalent basis*. C1 Cash Costs generally include: mining, ore freight and milling costs, ore purchase and freight costs from third parties in the case of custom smelters or mills, mine-site administration and general expenses, concentrate freight, smelting and smelter general and administrative costs, matte freight, refining and refinery general and administrative costs, marketing costs (freight and selling).

Risks
Exeter  may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, changes to taxation rates, allowable production, importing and exporting of minerals, and environment protection including potential restrictions on water usage. Any one or a combination of these factors may result in the Company not receiving an adequate return on its investment capital.  The commercial viability of Caspiche is dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade, amenability to metallurgical processing, nature and content of deleterious minerals and proximity to infrastructure, availability of power and water, as well as metal prices.  The PEA studies are based on measured and indicated resources and there is no assurance that these resources will be converted to mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There can be no assurance that minerals recovered in small scale tests or the results of pilot plant operations and metallurgical testwork will be duplicated in large scale tests under on-site conditions or in production.  The Company continues to pursue opportunities which include exploration for new water sources as well as the possibility of acquiring existing water rights from third parties, to secure water for the Caspiche project. No assurance can be given that any particular level of water reserves will in fact be realized or that the identified water reserves will ever qualify as commercially viable.  The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche. If the Company is unable to fulfil the requirements of these agreements, including the requirement to commence commercial production within a fixed period, its interest in its Caspiche project could be lost.  The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of Chile, their existence and area could be in doubt.  If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights. Some of the land over which the Company holds exploration concessions may be subject to claims of indigenous populations which have not been resolved.  In 2013 the Company was granted an easement over certain surface rights (the “Easement”) required for the development of Caspiche by the Chilean Government.  The Easement specifically excludes certain land areas owned by local indigenous communities.  The Company is required to make annual payments to the Chilean Government of approximately US$600,000 to maintain the Easement. In addition, the Company may be required to apply for additional surface rights for the potential development of Caspiche and there is no guarantee that the Company will be able to secure such surface rights. In early 2014, the Company’s Chilean subsidiary, Eton Chile, was served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Cerro del Medio.  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  Cerro del Medio’s claim, cites “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton Chile’s Chilean legal counsel has concluded that Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.  Should the Company be unable to make the annual payments or if the court challenge to granting of the Easement is successful, the Company would lose the rights under the Easement and be required to make a new application for surface rights required for development.  The Company’s long-term viability and future profitability depend, in large part, upon the market price of gold, copper, silver and other metals and minerals. The market price of gold, copper, silver and other metals is volatile and is impacted by numerous factors beyond the Company’s control.  The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s development activities in Chile are subject to various federal and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance that all permits which the Company may require for future exploration or possible future development will be obtainable on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties.  The Company is subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present.  The Company is required to comply with the provisions of ILO 169 which sets out requirements for consultation with indigenous communities. Compliance with ILO 169 requirements could result in delays and significant additional expense in obtaining the necessary approvals or agreement with indigenous communities to advance the Caspiche project.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.  Exeter may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to potential to establish new opportunities for the advancement of Caspiche, results from preliminary economic assessments including estimated annual production rates, capital and production costs, water and power requirements and metallurgical recoveries, expected taxation rates, timing of  water exploration and securing adequate water, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; risks associated with metallurgical recoveries, water and power availability and changes in legislation affecting the use of those resources; fluctuations in metal prices; title matters; uncertainty and risks associated with the legal challenge to the easement secured from the Chilean government; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described herein and in the Company’s Annual Information Form for the financial year ended December 31, 2013 dated March 14, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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